UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date: March 5, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This report on Form 6-K comprises of SES S.A.’s (the “Company”) audited consolidated financial statements for the year ended December 31, 2025 and independent auditor’s report, which are attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Audited consolidated financial statements of SES for the fiscal year ended December 31, 2025 and independent auditor’s report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES (Registrant)

Date: March 5, 2026	By:	/s/ Elisabeth Pataki
	Name:	Elisabeth Pataki
	Title:	Chief Financial Officer